March 13, 2026
Hawkins, Inc. 2381 Rosegate Roseville, MN 55113 Phone: (612) 331-6910 Fax: (612) 331-5304
U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F. Street, N.E. Washington, D.C. 20549 Attn: Robert Shapiro and Doug Jones	By EDGAR
Re: Hawkins, Inc.
Form 10-K for Fiscal Year Ended March 30, 2025
Form 8-K Furnished January 28, 2026
File No. 000-07647
Dear Mr. Shapiro and Mr. Jones:
On behalf of Hawkins, Inc. (the “Company”), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission by letter dated February 27, 2026. For your convenience, we have repeated and numbered the comments in your letter.
Form 10-K for the fiscal year ended March 30, 2025
Notes to Consolidated Financial Statements, page 32
1.It appears selling, general and administrative expenses is material to your results of operations. Please consider describing what this line item consists of.
Response:
Our selling, general and administrative expenses consist of expenses related to selling products, including personnel and related expenses, amortization of intangibles, marketing and promotion expenses, and travel expenses; and administrative expenses, primarily personnel costs, related to certain executive officers, information technology, accounting and human resources; and the fair value accretion of any earnout liabilities.

We intend to include a description of our selling, general and administrative expenses in the notes to our audited consolidated financial statements in future filings beginning with our Form 10-K for the year ending March 29, 2026.

U.S. Securities and Exchange Commission
March 13, 2026

Note 14 - Leases, page 45
2.Please disclose the cash paid for amounts included in the measurement of lease liabilities pursuant to ASC 842-20-50-4.g.1
Response:
We intend to disclose cash paid for amounts included in the measurement of lease liabilities in the notes to our audited consolidated financial statements in future filings beginning with our Form 10-K for the year ending March 29, 2026.

Note 15 - Segment Information, page 45
3.You disclose here there are no intersegment sales. On page 1 under Business you disclose the Industrial Group ("Industrial") repackages water treatment chemicals for the Water Treatment Group ("Water Treatment"), there are significant synergies between Water Treatment and Industrial regarding chemicals sold by Water Treatment derived from large volume of chemicals purchased by Industrial, and Water Treatment and Industrial share certain resources. In view of this, please describe for us and disclose as appropriate the relationship between these two groups such that no intersegment sales occur. Also, describe for us and disclose as appropriate how the costs of resources shared between these groups and chemicals purchased by Industrial on behalf of Water Treatment are assigned to the appropriate segment.
Response:
The sales and supply functions of our Industrial Group and Water Treatment Group largely operate independently of one another. However, the Company is well-positioned to realize supply chain synergies by leveraging the aggregate purchasing power of both groups. For example, because of the large volumes of raw material purchased by the Company as a whole, both groups are able to participate in favorable supplier pricing arrangements. In most cases where the Water Treatment Group has purchased raw materials in bulk, the purchases have been made directly by the Water Treatment Group at the same negotiated prices enjoyed by the Industrial Group.

There are situations in which the Industrial Group repackages bulk raw materials already in its inventory into smaller quantities for our Water Treatment Group. In such situations, the raw material is transferred from the Industrial Group to the Water Treatment Group at cost, including raw material costs, capitalized freight, and capitalized internal production and warehousing costs, with the offset settled in a balance sheet clearing account. Capitalized freight and capitalized internal production and warehousing costs are calculated and applied to inventory on an item level basis using per unit estimates that are based on historical costs or a time and effort measure as appropriate. No intersegment sales or profit are recorded in connection with the transfer. When the resulting product is sold to the Water Treatment Group’s customer, the Water Treatment Group records the sale and the appropriate costs of sales.

Because we do not record intersegment sales, and no other intersegment transfer data is included in the measures of segment profit or loss reviewed by the chief operating decision maker, no disclosure is required under Accounting Standards Codification 280-10-50-22. However, we intend to include supplemental disclosure summarizing the basis for our reporting in the notes to our audited consolidated financial statements in future filings beginning with our Form 10-K for the year ending March 29, 2026.

U.S. Securities and Exchange Commission
March 13, 2026

Form 8-K Furnished January 28, 2026
Exhibit 99.1, page 1
4.Under the caption "Third Quarter Fiscal Year 2026 Highlights," for the non-GAAP measure Adjusted EBITDA, please present the most directly comparable GAAP measure of net income with equal or greater prominence. Refer to Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Response:
The Company confirms that it will present the most directly comparable GAAP financial measure with equal or greater prominence when presenting non-GAAP financial measures beginning with its press release announcing financial results for its fourth quarter and fiscal year ending March 29, 2026. Accordingly, to the extent future Company disclosure includes a presentation of Adjusted EBITDA, net income will be presented with equal or greater prominence.
Please contact me at +1 (612) 331-6910 should there be any questions or additional comments with respect to the above responses.
Yours truly,

HAWKINS, INC.

By:	/s/ Jeffrey P. Oldenkamp
Jeffrey P. Oldenkamp
Executive Vice President and
Chief Financial Officer

cc:    Patrick H. Hawkins, Chief Executive Officer and President
Dan Louismet, Interim General Counsel and Secretary
Steven C. Kennedy, Faegre Drinker Biddle & Reath LLP
Joshua L. Colburn, Faegre Drinker Biddle & Reath LLP